UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On January 15, 2026, the Board of Directors of Intelligent Group Limited (the “Company”) approved a reverse stock split of all the Company’s issued and unissued shares at an exchange ratio of one (1) share for twenty (20) shares (“Reverse Share Split”). The Company expects that the Reverse Stock Split will become effective on or around February 4, 2026, and that its Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis on such date.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

In connection with the Reverse Stock Split, the Company has amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized shares. Attached to this report on Form 6-K as Exhibit 1.1 is a copy of such amended and restated memorandum and articles of association, which has become effective on January 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: January 22, 2026

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Amended and Restated Memorandum and Articles of Association

3